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                                 EXHIBIT (A)(9)















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                                                 Contact:
                                                 Bill Hebert (Invest. Relations)
                                                 or
                                                 Gerry Soud (Media Relations)


                      LOUISIANA-PACIFIC CORP. SUCCESSFULLY
             COMPLETES TENDER OFFER FOR ABT BUILDING PRODUCTS CORP.

     (Portland, Ore; February 24, 1999) -- Louisiana-Pacific Corporation (NYSE:LPX) announced today the successful completion of its tender offer for shares of ABT Building Products Corporation (ABTco). The tender offer, at $15.00 per share for all outstanding ABTco shares, was made pursuant to a merger agreement between Louisiana-Pacific and ABTco. The offer expired at 12:00 midnight (EST) on Tuesday, February 23, 1999.

     First Chicago Trust Company of New York, the depositary for the tender offer, has advised Louisiana-Pacific that, based on a preliminary count, 10,529,815 shares of ABTco common stock (including 35,437 shares subject to guarantees of delivery), representing more than 98% of all outstanding ABTco common shares, were purchased by Louisiana-Pacific pursuant to the offer. The depositary will commence delivery of payments to tendering stockholders as soon as possible.

     Louisiana-Pacific will acquire the remaining 144,345 ABTco common shares through a cash merger to be completed in a few days. In the merger, the remaining ABTco common shares will be converted into the right to receive $15.00 per share in cash, the same amount paid in the tender offer.

     Louisiana-Pacific, now in its 26th year, is a major building products company headquartered in Portland, Oregon, with manufacturing facilities throughout the U.S. and in Canada and Ireland. Visit L.P.'s website at: www.LPCorp.com.


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